CLEVER LEAVES HOLDINGS INC.

489 Fifth Avenue, 27th Floor, New York, New York 10017

November 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz, Celeste Murphy, Gary Newberry and Kevin Kuhar,

   Office of Life Sciences

Re:	Clever Leaves Holdings Inc. Registration Statement on Form S-4 Filed August 6, 2020, as amended File No. 333-241707

Dear Ms. Schwartz, Ms. Murphy, Mr. Newberry and Mr. Kuhar:

Reference is made to the Registration Statement on Form S-4 (File No. 333-241707) filed by Clever Leaves Holdings Inc. (the Company) with the U.S. Securities and Exchange Commission on August 6, 2020, as amended (the Registration Statement).

The Company hereby requests the Registration Statement be made effective at 2:30 p.m., Eastern Time, on November 27, 2020, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

/s/ Kyle Detwiler
Name: Kyle Detwiler
Title: Director

cc:	Gary M. Julien

(Schultze Special Purpose Acquisition Corp.)

Alan I. Annex, Esq.

Jason T. Simon, Esq.

(Greenberg Traurig, LLP)

Pamela L. Marcogliese, Esq.

Sebastian L. Fain, Esq.

(Freshfields Bruckhaus Deringer US LLP)